UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

ELIZABETH ARDEN, INC.

(Name of Subject Company (Issuer))

NIGHTINGALE ONSHORE HOLDINGS L.P.

NIGHTINGALE OFFSHORE HOLDINGS L.P.

(Names of Filing Persons (Offerors))

NIGHTINGALE GP LLC

(Names of Filing Persons (General Partner of Offerors))

RHôNE CAPITAL IV L.P.

(Names of Filing Persons (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

28660G106

(CUSIP Number of Class of Securities)

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

c/o Rhône Capital IV L.P.

630 Fifth Avenue, Suite 2710

New York, New York 10111

Attention: M. Allison Steiner

(212) 218-6700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
$109,514,221(1)	$14,105.44(2)

Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 6,442,013 shares of Elizabeth Arden, Inc. common stock by $17.00 per share, which is the offer price.

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$14,105.44	Filing Party:	Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC, Rhône Capital IV L.P.
Form of Registration No.:	SC TO-T	Date Filed:	August 27, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on behalf of Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P. (together with Nightingale Onshore Holdings L.P., “Purchasers”) Nightingale GP LLC and Rhône Capital IV L.P. on August 27, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchasers to purchase up to 6,442,013 shares, constituting approximately 20% of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Elizabeth Arden, Inc., a Florida corporation (the “Company”) (including Shares underlying warrants held by Purchasers), as of the date and time of the expiration of the offer, at a purchase price of $17.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed on behalf of Purchasers, Nightingale GP LLC, and Rhône Capital IV L.P. Nightingale GP LLC is the general partner of Purchasers. All of the limited partnership interests in Purchasers are owned, directly or indirectly, by certain investment funds controlled by Rhône Capital IV L.P.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

1. All references regarding the scheduled expiration of the Offer being “Midnight, New York City time, at the end of September 24, 2014,” set forth in the Offer to Purchase (Exhibit (a)(1)(A), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby deleted and replaced with “Midnight, New York City time, at the end of October 1, 2014.”

2. Clause (iv) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

3. Clause (vi) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

4. The seventh paragraph under the section titled “Introduction” on page 9 of the Offer to Purchase is hereby amended and restated as follows:

“On September 8, 2014, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing that the Board of Directors is not expressing an opinion and is remaining neutral with respect to the Offer. We urge you to read the Schedule 14D-9.”

5. The second paragraph under the question “What does the Company’s Board of Directors think of the Offer?” in the “Summary Term Sheet” on page 5 of the Offer to Purchase is hereby amended and restated as follows:

“On September 8, 2014, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing that the Board of Directors is not expressing an opinion and is remaining neutral with respect to the Offer. We urge you to read the Schedule 14D-9.”

6. Clause (iv) of the paragraph under the question “What are the conditions to the Offer?” in the “Summary Term Sheet” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

7. Clause (vi) of the paragraph under the question “What are the conditions to the Offer?” in the “Summary Term Sheet” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

8. The last paragraph of the section titled “Certain Information Concerning the Company” on page 18 of the Offer to Purchase is hereby deleted.

9. The section titled “Certain Information Concerning Purchasers, Nightingale GP LLC and Rhône Capital IV L.P.” is hereby amended and supplemented by inserting the following on page 20 of the Offer to Purchase at the end of the section:

“Additional Information Regarding Rhône Group and Rhône Capital IV. Rhône Capital IV L.P. is identified as a financial industry affiliate of Rhône Group L.L.C. on Form ADV and, as such, is subject to certain rules and regulations applicable to investment advisors registered under the Investment Advisors Act of 1940, as amended. Accordingly, Rhône Capital IV L.P., Rhône Group L.L.C., Rhône Capital L.L.C. and certain other affiliates are subject to certain information reporting requirements, and make information available annually on Form ADV, including a firm brochure submitted under Part 2 of Form ADV. The most recent Form ADV, including the brochure, filed by Rhône with the SEC can be retrieved from the Investment Adviser Public Disclosure website of the Securities and Exchange Commission at www.adviserinfo.sec.gov/IAPD/Content/IapdMain/iapd_SiteMap.aspx.

The objective of the investment funds affiliated with Rhône Capital L.L.C., including the investment funds controlled by Rhône Capital IV L.P., is to generate returns on investment, primarily through long-term capital appreciation. Each investment fund generally expects to make equity and equity-related investments in situations where it will be the primary institutional investor or part of a group of institutional co-investors, in each case, with management rights appropriate for the investment. However, an investment fund may also invest in debt securities or other instruments, so long as such investment is within the investment mandate of such investment fund. Investments include, but are not limited to, management buy-outs or leveraged acquisitions, recapitalizations, growth equity investments, spin-offs from large corporations, and industry consolidation platforms. As a general matter, Rhône Capital L.L.C., through its investment funds, seeks to invest in cash-generative businesses that offer compelling value, particularly through identified international growth opportunities. While maintaining a primary focus on pan-European and transatlantic businesses, investment funds affiliated with Rhône Capital L.L.C. expect to build on experience in other international markets to opportunistically consider investments in companies with significant operations outside Europe and North America.

            Investment funds affiliated with Rhône Capital L.L.C. currently hold, and have in the past held, minority shareholder positions in publicly traded companies. Since 2009, investment funds affiliated with Rhône Capital L.L.C. have been shareholders of Quiksilver, Inc., a multinational apparel and accessory company traded on the New York Stock Exchange. These investment funds are entitled to appoint two directors to the Quiksilver, Inc. board and, as of the date of their most recent beneficial ownership report on Schedule 13D, held approximately 28% of the outstanding common stock of Quiksilver, Inc. In addition, from 2011 until June 2014, investment funds affiliated with Rhône Capital L.L.C. held a minority shareholder position in Coty, Inc., a beauty products manufacturer traded on the New York Stock Exchange. Investment funds affiliated with Rhône Capital L.L.C. also hold minority positions in Magnesita Refratários S.A., which is traded on a Brazilian stock exchange, and Orion Engineered Carbons S.A., which completed its initial public offering on the New York Stock Exchange in June 2014.”

10. The last paragraph of the section titled “Source and Amount of Funds” on page 21 of the Offer to Purchase is hereby deleted and replaced with the following:

“As of December 31, 2013, Rhône Group L.L.C. and its affiliates had assets under management (including uncalled capital commitments) of approximately $4.0 billion. Consistent with industry practices, investments held by investment funds affiliated with Rhône Capital L.L.C. are maintained on an investment-by-investment basis. In other words, proceeds from one investment are not (and will not be) applied to, or used to satisfy, the liabilities of a separate, standalone investment held by the same investment fund or any related investment fund. The Purchasers intend to obtain all required funds from contributions to capital from its partners, which are, or are funded by, investment funds controlled by Rhône Capital IV L.P. These investment funds have capital commitments of approximately €1.1 billion, or approximately $1.4 billion (based on an exchange rate of $1.28 to €1), and no outstanding obligations arising from the maintenance of a debt facility or any other material liabilities. Assuming that the Shares validly tendered and not withdrawn in the Offer equal the Maximum Aggregate Amount, Purchasers estimate that they will need approximately $109.5 million to purchase all such Shares, which amount represents approximately 7.6% of the committed capital of the investment funds controlled by Rhône Capital IV L.P.

Purchasers do not believe that their financial statements are material to your decision whether to tender Shares and accept the Offer because:

•	the Offer consideration consists solely of cash;
•	Purchasers have access to cash on hand at investment funds controlled by Rhône Capital IV in excess of the amount necessary to fulfill its obligations in connection with the Offer;
•	the investment funds controlled by Rhône Capital IV have no outstanding obligations arising from the maintenance of a debt facility or any other material liabilities;
•	as described in Section 11 – “Material Agreements – Shareholders Agreement,” Purchasers are subject to certain standstill restriction limiting their ability to take certain actions as shareholders of the Company;
•	consistent with industry practices, investments held by investment funds affiliated with Rhône Capital L.L.C. are maintained on an investment-by-investment basis, meaning proceeds from one investment are not applied to, or used to satisfy, the liabilities of a separate, standalone investment held by the same investment fund or any related investment fund; and
•	the Offer is not conditioned on Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.”

11. The second and third sentences of the first paragraph of the section titled “Material Agreements” on page 22 of the Offer to Purchase are hereby deleted.

12. The section titled “Purpose of the Offer; Plans for the Company” is hereby amended and supplemented by inserting the following after the second paragraph of the subsection entitled “Plans for the Company” on page 29 of the Offer to Purchase:

“As described in Section 11 – “Material Agreements,” Purchasers currently have the right to elect or nominate one director to the Board. Purchasers have not yet exercised this right and do not expect to do so until after the tender offer is completed. Assuming the Offer results in the beneficial ownership by Purchasers of more than 20% of the outstanding Shares, Purchasers will have the right to elect or nominate a second director upon completion of the Offer. Consistent with the terms of the Shareholders Agreement, it is not expected that the designation of additional directors to the Board by Purchasers will alter the size of the Board (subject to a potential temporary increase in the size of the Board until the date of the 2015 annual meeting of shareholders of the Company to the extent required to appoint directors designated by Purchasers to the Board). Any directors designated or nominated by Purchasers will be subject to the same fiduciary duties as other directors of the Company with respect to the Company’s shareholders.

            In their capacity as directors, any directors designated or nominated by Purchasers will routinely be involved in the setting of policy for the Company and its subsidiaries by the Board, including with respect to significant corporate events such as a spin-off, merger, recapitalization, reorganization or liquidation or other material transactions by the Company. In addition, the directors designated or nominated by Purchasers may serve on various committees of the board, and will participate in any matters delegated to such committees which may include, for example, decisions with respect to management, compensation and succession matters. Purchasers plan to use their prior experience in the consumer product, retail and beauty sectors to help support the plan recently announced by Company’s management with respect to the Company’s business and international development and enhance shareholder value. Purchasers may also propose business strategies or recommend to the Board or the Company other directors and management whom Purchasers believe can add value. Purchasers have no current plans to initiate any extraordinary corporate events such as a spin off, merger, recapitalization, reorganization or liquidation. Although Purchasers reserve the right, as described above, to acquire additional Shares or securities of the Company or dispose of Shares or securities of the Company acquired by Purchasers, subject to any applicable terms of the agreements entered into with the Company, Purchasers have no immediate plans to divest themselves of their investment in the Company.”

13. Clause (iv) of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

14. Clause (vi) of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

15. The last paragraph of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“The satisfaction or existence of any of the conditions to the Offer will be determined by Purchasers in their sole discretion, acting reasonably. The foregoing conditions are for the sole benefit of Purchasers, may be asserted by Purchasers regardless of the circumstances giving rise to any such conditions. Purchasers may not assert that any condition to the Offer has not been satisfied if the circumstances giving rise to such condition having not been satisfied resulted from the action or inaction of Purchasers, Nightingale GP or Rhône Capital IV. Subject to the terms and conditions of applicable law, may be waived by Purchasers, in whole or in part, at any time and from time to time in its sole discretion at or prior to the Expiration Time. The failure by Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Time.”

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2014

NIGHTINGALE ONSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde Title: Manager

NIGHTINGALE OFFSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde Title: Manager

NIGHTINGALE GP LLC

By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde Title: Manager

RHôNE CAPITAL IV L.P.

By:	RHONE HOLDINGS IV L.L.C.,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde Title: Authorized Signatory

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated August 27, 2014.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Summary Newspaper Advertisement as published in The New York Times on August 27, 2014.
(a)(5)(A)	Press Release of Purchasers, dated as of September 25, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(2)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(3)	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(4)	Shareholders Agreement dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.